Search Facebook

Positive Polar

Intro

It´s not just an Expedition...
It ´ s an Outdoor Wildlife Experience on a Mission to help the planet!

Edit bio

Edit details

Add featured

Photos

See all photos



Positive Polar
May 17 ·

We're thrilled to launch a brand new weekly series with our very own Chief Creative Officer, Nikki Baxendale —environmental artist, photographer, and former creative director with 30+ years working alongside some of the world's top brands.

Each Friday, Nikki will take you behind the scenes of the immersive art experience she's creating for the launch of our first Positive Polar vessel. From jaw-dropping remote locations to the layered storytelling behind each piece, you'll get an insider's view into the creative process like never before.

Expect:
🖌️ Creative tips & techniques
🌍 Breathtaking visuals from wild, far-flung places
💡 Insights into what it means to make art with purpose

As Nikki says:
"Fall in love with what's at stake first—and then join the movement to protect it."

📅 Tune in every week. Get inspired. And see how art is helping lead the climate conversation forward.

If you would like this work and much more to move forward.. Invest!

https://wefunder.com/positive.polar/

www. positivepolar.com

#FineArtFriday #positivepolar #artwithpurpose #environmentalart #behindthescenes
#nikkibaxendale #protectwhatyoulove
#joy #hapinness #beauty #hope #proud #lifestyle

